Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number (852) 2514-7650	E-mail Address clin@stblaw.com

April 17, 2018

CONFIDENTIAL AND VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Ms. Folake Ayoola, Esq., Special Counsel
Mr. Matthew Derby, Esq., Attorney-Advisor
Mr. Stephen Krikorian, Accounting Branch Chief
Mr. Morgan Youngwood, Staff Accountant

Re:	Qtech Ltd.
Draft Registration Statement on Form F-1 Submitted March 9, 2018
CIK No. 0001733298

Ladies and Gentlemen:

On behalf of our client, Qtech Ltd., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we enclose herewith for submission on a confidential basis with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), a revised draft (the “Draft No. 2”) of the above-referenced draft registration statement on Form F-1 (the “Draft Registration Statement”).

We enclose herewith five (5) courtesy copies of Draft No. 2, which has been marked to show changes to the Company’s Draft Registration Statement initially confidentially submitted to the Commission on March 9, 2018 (the “March 9 Submission”).

DANIEL FERTIG    ADAM C. FURBER    IAN C. HO    ANTHONY D. KING    CELIA C.L. LAM    CHRIS K.H. LIN    JIN HYUK PARK    KATHRYN KING SUDOL    CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK    BEIJING    HOUSTON    LONDON    LOS ANGELES    PALO ALTO    SÃO PAULO    SEOUL    TOKYO    WASHINGTON, D.C.

Simpson Thacher & Bartlett

April 17, 2018

The Company has responded to the comments contained in the comment letter dated April 5, 2018 from the Staff (the “Staff”) of the Commission (the “April 5 Comment Letter”) by revising the March 9 Submission or providing explanations in response to the comments. In addition to the amendments made in response to the Staff’s comments, the Company has also revised the March 9 Submission to include other information and data to reflect new developments since the March 9 Submission and update certain other disclosures.

In addition, the Company refers the Staff to the telephone discussion between the Staff and Chris Lin of Simpson Thacher & Bartlett on April 12, 2018. In response to the additional comments provided by the Staff during such telephone discussion, the Company has (i) added translations of financial figures for 2016 from Renminbi to U.S. dollar in the Draft No. 2, except that no such translations are added to the financial statements included therein, and (ii) simplified the corporate structure diagram on pages 4 and 68 of the Draft No. 2. The Company respectfully advises the Staff that it does not believe it is required to include convenience translations for 2016 figures in its financial statements. The Company’s most recent fiscal year is 2017, and Rule 3-20 of Regulation S-X provides that “[i]f the reporting currency is not the U.S. dollar, dollar-equivalent financial statements or convenience translations shall not be presented, except a translation may be presented of the most recent fiscal year and any subsequent interim period presented using the exchange rate as of the most recent balance sheet included in the filing, except that a rate as of the most recent practicable date shall be used if materially different.”

Set forth below are the Company’s responses to the Staff’s comments in the April 5 Comment Letter. The Staff’s comments are retyped in bold italics below for your ease of reference. We have included page numbers to refer to the location in Draft No. 2 where the disclosure addressing a particular comment appears.

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Prospectus Cover Page

1.	Please revise to state that you will be a “controlled company” under the definition of the applicable stock exchange and that Eric Siliang Tan is expected to remain a controlling shareholder upon the completion of the offering.

In response to the Staff’s comment, the Company has added the requested disclosure on the prospectus cover page of the Draft No. 2.

Simpson Thacher & Bartlett

April 17, 2018

Prospectus Summary, page 1

2.	You state that the prospectus contains information from an industry report commissioned by you and prepared by Analysys International. Please revise to provide the date of the Analysys Report and provide us with a copy for our review. Clearly mark the specific language in the supporting materials that supports each statement in the prospectus.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 1 of the Draft No. 2. The Company will supplementally provide the Staff with a copy of the Analysys Report and clearly mark the specific language in the Analysys Report that supports the relevant statements in the Draft No. 2.

Overview, page 1

3.	You state that the loyalty programs create a strong viral effect and enable you to enjoy low user acquisition cost. We note your disclosure on page 78 that your sales and marketing expenses consist primarily of cost of users’ rewards associated with your user loyalty programs which increased from RMB50.9 million in 2016 to RMB419.6 million (US$64.5 million) in 2017, representing 87.8% and 81.2% of your net revenues in 2016 and 2017, respectively. Please revise to reconcile your disclosure.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 1 of the Draft No. 2.

The Company respectfully advises the Staff that the Company’s user acquisition cost is lower than the cost it believes it would have incurred for relying on online advertising to acquire users. In light of the Staff’s comment, the Company has expanded the disclosure as to its growing costs and expenses on page 20 of the Draft No. 2.

4.	You state that Qutoutiao had approximately 28.4 million MAUs and 10.8 million average DAUs in December 2017, ranking third among all mobile content aggregators in China, according to the Analysys Report. You also state that, according to Cheetah Data, Qutoutiao had a weekly penetration rate of 2.87% of mobile Internet users at the end of 2017, ranking No. 41 among all mobile applications in China. We note your disclosure on page 2 that you “believe the following strengths contribute to [y]our success and reinforce [y]our market leading position” and that you are “leading mobile content feed platform.” (emphasis added) Please reconcile your disclosure or provide us with support for your “market leading position” assertions.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 1, 2, 101 and 102 of the Draft No. 2.

The Company respectfully advises the Staff that while Qutoutiao ranks No. 41 among all categories of mobile applications in China, it ranks No. 3 among all mobile content aggregators in China. As such, the Company believes it is reasonable to describe Qutoutiao as a leading mobile content aggregator. In light of the Staff’s comment, the Company has removed references to its ranking among all mobile applications from the Draft No. 2.

Our Challenges, page 2

5.	Please revise to disclose that you have not completed the trademark registration for “Qutoutiao,” the name of your flagship mobile application, and that one of your competitors filed an objection on the ground that the name is similar to a trademark registered by such competitor.

In response to the Staff’s comment, the Company has added the requested disclosure on page 3 of the Draft No. 2.

Simpson Thacher & Bartlett

April 17, 2018

The Offering, page 6

6.	You state that you may amend or terminate the deposit agreement for any reason without investors’ consent, and that if investors hold their ADSs after such amendment, they will be bound by the deposit agreement as amended. Please revise to discuss the resultant effect of terminating the deposit agreement.

The Company respectfully advises the Staff that the Company will include disclosure as to the resultant effect of terminating the deposit agreement in the draft registration statement as soon as it reaches an agreement with the depositary on the form of the deposit agreement.

7.	We note your disclosure that the total number of ordinary shares that will be outstanding immediately after this offering includes 50,000,000 ordinary shares issued and outstanding as of the date of the prospectus as well as the conversion into 11,738,825 ordinary shares of all outstanding convertible redeemable preferred shares, which includes issued series A, series A1 and series B1 convertible redeemable preferred shares and series B2 convertible redeemable preferred shares (when issued). Please revise to include the number of series B2 convertible redeemable preferred shares that will be outstanding immediately after the offering. To the extent series B2 preferred shares will not be outstanding, please revise the paragraph to delete the reference to series B2 preferred shares and/or clarify that the 11,738,825 ordinary shares do not include the series B2 preferred shares. In this regard, we note your disclosure on pages F-33 and F-47 that, on September 29, 2017 and November 14, 2017, you issued 4,945,055 Series A Shares and 1,373,626 Series A1 Shares, respectively; and, in March 2018, you entered into a Series B1 Preferred Share Purchase Agreement with an external investor to issue 5,420,144 shares of Series B1 convertible redeemable preferred shares.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 9, 62, 138 and 142 of the Draft No. 2.

The Company respectfully advises the Staff that as disclosed on page 139 of the Draft No. 2, an investor has exercised a warrant to purchase 211,724 series B2 convertible redeemable preferred shares. The share transfer contemplated by the warrant has not yet been completed as of the date hereof but is expected to be completed by the end of April 2018. The Company will further revise the number of series B2 convertible redeemable preferred shares issued and outstanding, the total number of outstanding convertible redeemable preferred shares and the number of ordinary shares into which convertible redeemable preferred shares will be converted upon the completion of the initial public offering in a subsequent submission after such share transfer has been completed.

Simpson Thacher & Bartlett

April 17, 2018

Risk Factors

“If content providers on our platform do not continue to contribute content...”, page 17

8.	Please clarify whether you share any portion of your advertising revenues with content providers.

The Company respectfully advises the Staff that the Company does not share any portion of its advertising revenue with content providers. Instead, as disclosed on page 18 of the Draft No. 2, content providers are paid fees which are related to the amount of views associated with content they contribute.

“Our current dependence on a limited number of customers...,” page 18

9.	You state that you currently generate a significant portion of your net revenues from a limited number of third-party advertising platforms and that your largest customer contributed 70.0% and 44.0% of your net revenues in 2016 and 2017, respectively. Where applicable, please revise to describe in greater detail the nature of the advertising services, including the material terms of related material agreements and file such agreements as exhibits to the registration statement.

In response to the Staff’s comment, the Company has added the requested disclosure as to the nature of its advertising services on page 19 of the Draft No. 2.

The Company respectfully advises the Staff that it believes it is not required to disclose the terms of the contract with the largest customer in 2016 and 2017 (the “Customer”). Under Item 10.C of Form 20-F, a registrant needs to provide a summary of each material contract, “other than contracts entered into in the ordinary course of business.” The Company generates most of its revenues from advertising services, and it enters into contracts with customers to provide advertising services in the ordinary course of business. Therefore, the Company believes the contract with the Customer is exempt from the disclosure requirement under Item 10.C of Form 20-F.

The Company further respectfully advises the Staff that it believes it is not required to file the contract with the Customer as an exhibit to the registration statement. Item 601(b)(10)(ii) of Regulation S-K requires a registrant to file any contract upon which its business is “substantially dependent,” such as continuing contracts to sell “the major part” of its services. The Company notes that the phrase “major part” commonly means more than 50% in terms of amount. As set forth in the table below, revenue from the Customer as a percentage of net revenues steadily decreased in 2017 and fell below 30% in the fourth quarter of 2017.

Simpson Thacher & Bartlett

April 17, 2018

	Three Months Ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017
Revenue from the Customer as a percentage of net revenues	86.0%	70.6%	44.0%	29.8%

The Company expects such percentage to remain well below 50% in 2018. As disclosed on page 108 of the Draft No. 2, the Company acquired an advertising agent in February 2018 that operates a programmatic advertising system. The amount of revenue generated from this advertising agent represented 26% of the Company’s net revenues in 2017. This system will enable the Company to further reduce the use of third-party advertising platforms. As such, the Company believes that it is not substantially dependent on its contract with the Customer, and it is therefore not required to file such contract under Item 601(b)(10)(ii) of Regulation S-K.

The Company further respectfully advises the Staff that its contract with the Customer is an electronic agreement which contains standard terms and conditions. Such terms and conditions are generally applicable to companies that utilize the Customer’s advertising platform. As such, the Company does not believe its contract with Customer would provide investors with additional meaningful information as to the Company’s business.

Use of Proceeds, page 51

10.	We note that you plan to use the net proceeds of the offering for general corporate purposes, including working capital needs and potential acquisitions. Please revise to disclose the estimated net amount of proceeds broken down into each principal intended use or tell us why this is not material information. Refer to Item 3.C.1 of Form 20-F.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 60 of the Draft No. 2. The Company will provide the estimated net amount of proceeds for each principal intended use once the number of shares to be sold by the Company and estimated price range are available.

Simpson Thacher & Bartlett

April 17, 2018

Selected Consolidated Financial and Operating Data

Key Operating Metrics, page 73

11.	We note that you disclose the following information or key factors throughout your filing: the number of content providers; the amount of content uploaded; the amount of video content uploaded; the percentage of user generated videos uploaded; the number of registered users; the percentage of users referred by other registered users; the logged-on rate among registered users; the average time spent per DAU; the average number of content pages viewed daily per DAU and; the average amount of time spent daily per DAU. Please revise your disclosures to provide an enhanced quantitative and qualitative discussion and analyzes of the changes in these metrics for each period presented or explain to us why you do not believe these metrics contribute meaningfully to understanding and evaluating your company. Please consider disclosing this information in tabular format in an appropriate section of the prospectus to provide context for investors. We refer you to Part I, Items 5A and 5D of Form 20-F and Section III.B of SEC Release 33-8350.

In response to the Staff’s comment, the Company has added the requested disclosure as to (i) average daily PVs and average daily time spent per DAU and (ii) discussion and analysis of the changes of the key operating metrics on page 77 of the Draft No. 2. In addition, the Company has revised to disclose the key operating metrics by quarter.

The Company further respectfully advises the Staff that while both the average daily time spent per DAU and the average number of content pages viewed daily per DAU are indicative of the level of user engagement, the former metric provides more meaningful insight as to the monetization potential of the Company’s platform. As such, the Company discloses the average daily time spent per DAU, instead of the average number of content pages viewed daily per DAU, as a key operating metric.

The Company respectfully advises the Staff that while it believes the number of content providers, the amount of content uploaded, the amount of video content uploaded and the percentage of user generated content uploaded reflect the scale of the Company’s operation to some extent, it does not believe such metrics contribute meaningfully to the understanding the Company’s business performance. As the quality of content providers and content uploaded vary significantly, the related metrics are not comparable over time.

The Company further respectfully advises the Staff that it does not view the percentage of users referred by other registered users or the logged-on rate among registered users as meaningful metrics for evaluating its business performance. Instead, the Company presents these metrics to enhance users’ understanding of the Company’s business model. As disclosed on pages 102 and 103 of the Draft No. 2, the Company’s user account system and user loyalty programs allow the Company to enjoy high logged-on rate among its users, which in turn gives the Company the ability to track users’ long-term behaviors. The Company’s user loyalty programs also allow it to acquire a high percentage of registered users through referrals by other registered users, as disclosed on page 102 of the Draft No. 2. Both the percentage of users referred by other registered users and the logged-on rate among registered users have remained relatively stable. Additional data with respect to such metrics would not contribute meaningfully to the understanding of the Company’s business performance.

Simpson Thacher & Bartlett

April 17, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Judgments and Estimates

Share-based Compensation and Valuation of Our Ordinary Shares, page 82

12.	We note that management estimates that the fair value of your ordinary shares increased significantly in 2018. We further note that you granted options to purchase 2,004,725 ordinary shares under the 2018 Equity Incentive Plan in February 2018. Please tell us your consideration of disclosing the estimated fair value of your ordinary shares through the date of the filing. In addition, please revise to disclose that the estimates will not be necessary to determine the fair value of new awards once the underlying ADSs begin trading.

In response to the Staff’s comment, the Company has added the requested disclosure as to the fair value of new awards after the public offering of its ADSs on page 85 of the Draft No. 2. The Company respectfully advises the Staff it will add the fair value of ordinary shares as of March 31, 2018 in a subsequent submission when its financial statements for the three months ended March 31, 2018 become available and the Company completes its valuation.

13.	We note that in the first quarter of 2018, Innotech Group Holdings Ltd. entered into agreements to sell 4,717,235 ordinary shares to several investors, and News Optimizer (BV) Ltd. entered into agreements to sell 375,000 ordinary shares to several investors, at US$23.60 per share on average. Please explain in greater detail why you believe that given the circumstances, the prices of these transactions are not representative of the fair value of your company’s ordinary shares at the respective times.

The Company respectfully advises the Staff that these investors bought the ordinary shares from two existing shareholders in the first quarter of 2018 at an average price of US$23.60 per share, which was higher than the Company’s estimate of the fair value of its ordinary shares at that time. The premium paid by the investors is due to the following reasons:

•	There was a protection term in the share purchase agreement pursuant to which the investors can put back these ordinary shares to the two selling shareholders if series B1 and B2 convertible redeemable preferred shares financing cannot achieve certain specified valuation and size.

•	The price of the ordinary shares sold by the existing shareholders was benchmarked to the expected issuance price of series B2 convertible redeemable preferred shares. Although these shares were ordinary shares, given these investors could not receive allocation in the issuance of series B1 or B2 convertible redeemable preferred shares, they were willing to purchase ordinary shares at a higher price from our existing shareholders with the expectation that the B1 and B2 convertible redeemable preferred shares would also be converted into ordinary shares upon the completion of the public offering of the Company’s ADSs in the near future.

Simpson Thacher & Bartlett

April 17, 2018

Accordingly, the Company believes that the average purchase price of US$23.60 per share was not representative of the fair value of the Company’s ordinary shares at the respective time of the transaction. The Company respectfully advises the Staff that the valuation of the ordinary shares underlying the equity awards granted in the first quarter of 2018 has not been completed yet, and the share transfers from the existing investors in the first quarter of 2018 will be considered when the fair value of such ordinary shares is estimated.

Results of Operations, page 86

14.	We note that your net revenues increased primarily due to an increase in your advertising revenue from RMB57.9 million in fiscal 2016 to RMB512.9 million (US$78.8 million) in fiscal 2017. We further note that you charge your advertising services mainly on a cost-per-click, or CPC, basis, and in certain circumstances, on a cost-per-thousand-impressions, or CPM, basis. Please tell us your consideration of providing price and volume disclosures such as the number of paid clicks or impressions and average cost per click or per thousand views for each period presented and include an analysis of any trends or uncertainties. We refer you to Part I, Items 5A and 5D of Form 20-F and Section III.B of SEC Release 33-8350.

The Company respectfully advises the Staff that the Company believes it is not required by Section III.B of SEC Release 33-8350 to disclose the requested price and volume information. Section III.B of SEC Release 33-8350 requires a registrant to “emphasize material information that is required or promotes understanding and de-emphasize (or, if appropriate, delete) immaterial information that is not required and does not promote understanding.” According to the same interpretative guidance, the registrant should “consider whether disclosure of all key variables and other factors that management uses to manage the business would be material to investors, and therefore required.” The Company advises the Staff that average cost per click or per thousand views does not promote understanding of the Company’s business performance. As disclosed on page 108 of the Draft No. 2, the Company utilizes a bidding system for advertising customers to bid for targeted audience on the Company’s platform. As a result of the bidding process, prices paid by different advertising customers in different instances vary widely. Disclosure of average price is thus not representative and potentially misleading. Furthermore, the Company does not aim to increase such average cost as part of its business strategy. As disclosed on page 108 of the Draft No. 2, the Company may potentially reward “the more relevant advertisement with a more prominent position, despite the potentially lower price bid of such advertisement.” For these reasons, the Company’s management does not monitor average cost when managing the business and does not believe such information is material to investors.

As a result of the wide range of price paid by advertising customers, volume information is not comparable and therefore not meaningful for understanding the Company’s business and performance.

Simpson Thacher & Bartlett

April 17, 2018

The Company further respectfully advises the Staff that it has disclosed information as required by Items 5.A and 5.D of Form 20-F. Item 5.A of Form 20-F requires a registrant to “[p]rovide information regarding significant factors […] materially affecting the company’s income from operations.” A registrant should discuss “any known trends […] that are reasonably likely to have a material effect on the company’s net sales or revenues,” pursuant to Item 5.D of Form 20-F. As disclosed on page 89 of the Draft No. 2, increases in the Company’s net revenues were a result of increases in its MAUs, DAUs and its ability to monetize. The Company discloses changes in its MAUs and DAUs since September 2016 on page 77 of the Draft No. 2. The increase in the Company’s user base was driven by the Company’s user loyalty programs, light entertainment-oriented content and content recommendation technology.

Commitments, page 89

15.	Please revise to provide the accrued liabilities related to users’ loyalty programs, including accrued liabilities related to users’ loyalty program of the consolidated variable interest entity and VIE’s subsidiaries without recourse to the company of RMB 24,508,556 and RMB 187,003,469 as of December 31, 2016 and 2017, respectively, or tell us why this information is not material.

The Company respectfully advises the Staff that it believes it is not required to include accrued liabilities related to users’ loyalty programs as part of contractual obligations. Item 5.F. of Form 20-F requires a registrant to provide tabular disclosure of “long-term liabilities reflected on the company’s balance sheet.” Accrued liabilities related to users’ loyalty programs are part of the Company’s current liabilities, and not long-term liabilities.

In light of the Staff’s comment, the Company has added disclosure as to the amounts of accrued liabilities relating to users’ loyalty programs under the heading “Liquidity and Capital Resources” on page 90 of the Draft No. 2.

Industry Overview

Content Aggregators, page 96

16.	We refer to the table where you provide the competitive landscape of China’s content aggregator market. We note that you have listed Qutoutiao as No. 2. Please revise to identify the remaining content aggregators listed in the table.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 98 of the Draft No. 2.

Simpson Thacher & Bartlett

April 17, 2018

Principal Shareholders, page 134

17.	You state on page 135 that the share transfers contemplated under the share purchase agreement have not been completed and the beneficial ownership table does not reflect such share transfers. Please note that a person is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Refer to the General Instructions to Form 20-F. In this regard, we note your disclosure that, on March 8, 2018, you entered into a definitive share purchase agreement for the issuance of an aggregate of 3,684,004 series B2 convertible redeemable preferred shares to several investors for an aggregate consideration of US$87.0 million, and you issued to an investor a warrant to purchase 211,724 series B2 convertible redeemable preferred shares for a consideration of US$5.0 million. Please revise the table to reflect the shares or advise.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 138, 139 and 140 of the Draft No. 2 to reflect the 3,684,004 series B2 convertible redeemable preferred shares issued to investors on March 12, 2018.

The Company respectfully advises the Staff that it has disclosed information as required by Items 6.E and 7.A of Form 20-F. Item 6.E of Form 20-F requires a registrant to, with respect to its directors and senior management, provide “information as to their share ownership in the company.” Item 7.A of Form 20-F requires a registrant to provide share ownership information with respect to the major shareholders, where “major shareholders” is defined as “shareholders that are the beneficial owners of 5% or more of each class of the company’s voting securities.” The Company respectfully advises the Staff that no director, member of senior management or existing major shareholder of the Company was issued series B2 convertible redeemable preferred shares or held the warrant to purchase series B2 convertible redeemable preferred shares. In addition, no shareholders will become a major shareholder after the issuance of series B2 convertible redeemable preferred shares or after the exercise of the warrant to purchase series B2 convertible redeemable preferred shares. As such, the issuance of 3,684,004 series B2 convertible redeemable preferred shares does not create an obligation to disclose additional beneficial owners on page 138 of the Draft No. 2.

The Company further respectfully advises the Staff that, as disclosed on page 139 of the Draft No. 2, while the investor has exercised a warrant to purchase 211,724 series B2 convertible redeemable preferred shares, the share transfer contemplated by the warrant has not yet been completed as of the date hereof, but is expected to be completed by the end of April 2018. The Company will further revise the number of series B2 convertible redeemable preferred shares issued and outstanding, the total number of outstanding convertible redeemable preferred shares and the number of ordinary shares into which convertible redeemable preferred shares will be converted upon the completion of the initial public offering in a subsequent submission after the share transfer contemplated by the warrant has been completed.

Simpson Thacher & Bartlett

April 17, 2018

Taxation, page 158

18.	We note that you intend to file the opinions of Simpson Thacher & Bartlett LLP regarding certain United States tax matters, Walkers regarding certain Cayman Islands tax matters, and King & Wood Mallesons regarding certain PRC tax matters as Exhibits 8.1, 8.2, and 8.3, respectively. Please revise to clearly identify each material tax consequence being opined upon and identify the tax counsels. For guidance, refer to Section III of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company has revised the disclosure on page 163 of the Draft No. 2 to identify the Company’s counsels. The Company respectfully advises the Staff that each counsel will deliver an opinion letter confirming that the disclosure of tax matters with respect to such counsel’s respective jurisdiction of practice contained in the “Taxation” section of the registration statement constitutes such counsel’s opinion. The Company will file such opinions as exhibits to the draft registration statement in a subsequent submission.

The Company further respectfully advises the Staff that the “Taxation” section in the registration statement discusses a number of tax consequences of investing in the Company’s ADSs and ordinary shares. Such disclosure is consistent with the general market practice for disclosure provided by foreign private issuers that sell ADSs through public offerings. While the Company does not believe all statements in the “Taxation” section address material tax consequences, such statements may nonetheless provide valuable context and analysis to investors. As such, the Company does not believe it is practical to separate the statements of material tax consequences from the rest of the disclosure.

Consolidated Financial Statements

Note 2. Principal Accounting Policies

(h) Short-term investments, page F-16

19.	We note that your short-term investments primarily include debt securities issued by the PRC government, corporate debt securities and central bank bills. Please tell us how your current disclosures satisfy the requirements in ASC 320-10-50. Alternatively, revise your disclosures for short-term investments.

The Company respectfully advises the Staff that the short-term investments it holds are investments in wealth management products sold by major state-owned banks in China in a structure similar to a mutual fund as disclosed in Note 2(h) on page F-16 of the Draft No. 2. Although the Company has been informed that the investment strategy of the wealth management products is to concentrate on debt securities issued by the PRC government, corporate debt securities and central bank bills, the Company does not know the details of the underlying securities that the wealth management products invested in. The Company measures the short-term investments at fair value using the quoted subscription or redemption prices published by these banks as disclosed in the revised Note 2(f) on page F-16 of the Draft No. 2. Therefore, the Company believes the current disclosures are appropriate per ASC 320-10-50 disclosure requirements.

Simpson Thacher & Bartlett

April 17, 2018

(r) User loyalty programs, page F-21

20.	We note that you offer engagement-based and referral-based awards. Please tell us the amount of loyalty reward costs attributable to each of these activities during fiscal 2017. Describe your consideration of recognizing the cost of users’ engagement-based rewards as cost of revenues in your consolidated statements of comprehensive loss. In this regard, please provide us more details regarding when engagement-based rewards are given to users and clarify if users’ activities related to these rewards are directly associated with a revenue arrangement.

The Company respectfully advises the Staff that during 2017, the loyalty reward costs attributable to the engagement-based awards and referral-based awards were RMB247.3 million (US$38.0 million) and RMB280.7 million (US$43.1 million), respectively.

The Company offers engagement-based rewards mainly for users’ participation of various activities on its platform, such as viewing content, writing comments and uploading videos, to promote user engagement and retention. However, these users are not the Company’s customers (please refer to the Company’s response to the Staff’s comment No. 21 below), and their activities related to these rewards are not part of the Company’s services or directly associated with a revenue arrangement. As a result, the Company believes that it is appropriate to record the costs of users’ engagement based rewards as sales and marketing expenses.

21.	Please tell us how you considered whether registered users were your customers. In this regard, tell us if users provide you consideration in exchange for any goods or services. We note from your disclosures on page 82 that the reward redemption options include paying for content or games. We also note your disclosures on page 74 regarding opportunities for paid content such as literature, games, animation and comics. Please specifically address these arrangements. We refer you to ASC 606-10-20.

The Company respectfully advises the Staff that registered users are not the Company’s customers since the users do not currently provide the Company any consideration in exchange for goods or services. The Company further respectfully advises the Staff that the Company’s plan to offer paid content such as literature, games, animation and comics has not been implemented. After the Company starts to offer such paid content on its platform, the Company will reassess whether the registered users are the Company’s customers in accordance with ASC 606-10-20. The Company has also revised the referenced disclosure on page 83 of the Draft No. 2 to remove the reference to paid content.

Simpson Thacher & Bartlett

April 17, 2018

For the online marketplace as detailed in note 2(m)(b)(ii) on page F-19 of the Draft No. 2, the Company acts as an agent during the transaction since merchant is the primary obligor to provide and ship the merchandise directly to the user and responsible for any quality issue; furthermore, the Company does not bear any inventory risk and does not have substantive pricing latitude. The Company earns commission from merchant and does not receive any consideration from users. Therefore, users are not the Company’s customers under these transactions either.

Note 6. Other assets, page F-32

22.	Please clarify the nature of your line-item “prepayments of advertising fee.”

The Company respectfully advises the Staff that the line-item “prepayments of advertising fee” refers to prepayments made to service providers for future services to promote the Company’s mobile applications through online advertising. Such service providers charge monthly expenses based on activities during the month, and once confirmed by the Company, the monthly expenses will be deducted from the prepayments already made by the Company. Prepayments of advertising fee is recorded when prepayments are made to service providers and are expensed as incurred. The Company has added a footnote to explain the line item on page F-32 of the Draft No. 2.

Note 12. Share-based compensation, page F-38

23.	We note that you granted options under your share incentive plans to the employees of other companies controlled by one of your co-founders. We further note that such companies have provided administrative services to you, and you pay a fee charged at market rate for the services received. Please explain in greater detail why no compensation expense is recognized for these grants and why the fair value of these options is recognized as dividends to the co-founder in full at the grant date. Cite the specific accounting guidance that you relied upon.

The Company respectfully advises the Staff that the granted options under its share incentive plans to the employees of other companies commonly controlled by one of its co-founders are viewed as transactions within the same control group.

The EITF in Issue 00-23 clarified the accounting treatment when an entity grants options on its stock to employees of another entity within the same control group. Although not codified within ASC 718, the Company believes that the guidance in Issue 00-23 should be applied to these awards. Because the controlling entity (or indvidual) always can direct a controlled entity to grant stock compensation to its employees and to employees of other members of the control group, the EITF concluded in Issue 21 of Issue 00-23 that the grantor should measure the fair value of the option or award at the grant date (i.e., the same measurement date for equity instruments granted to employees under ASC 718) and recognize that amount as a dividend to the controlling entity without regard to whether the options are subject to vesting provisions.

Simpson Thacher & Bartlett

April 17, 2018

The Company received services from an entity under common control at which the grantees were employees. Consideration based on costs plus a reasonable margin, which represents the fair value of those services, has been paid to this entity. Therefore, the Company believes the options granted to employees of this entity should not be viewed as settlement of the services, but would be viewed as following the direction and providing rewards/benefits to the controlling common co-founder to be accounted as dividend distribution in full at the grant date.

Note 19. Subsequent events, page F-46

24.	We note that the share restriction deeds will be terminated, and any remaining restricted shares will be vested upon the completion of this offering. We further note that for accounting purposes, this transaction has been reflected retrospectively similar to a reverse stock split, with a grant of 15,937,500 restricted shares to be recognized in January 2018 at their then fair value of approximately US$128.4 million and recognized as compensation expense over the vesting periods. Please revise to clarify the vesting period over which you will recognize the compensation expense. In addition, please clarify your plans to settle any related tax obligation associated with these restricted shares.

The Company respectfully advises the Staff that the clarification on the vesting period over which it will recognize the compensation expense has been added on page F-46 of the Draft No. 2. As the share restriction deeds did not constitute a transfer of the Company’s shares or a new grant of options, this was not legally a change in ownership transaction and the restriction clause was added only to restrict founders from transferring or selling their shares before the public offering of the Company’s ADSs. As such, the Company believes there is no tax obligation associated with these shares put on restriction.

25.	We note that you entered into a cooperation agreement with your series B1 Preferred Share investor to promote the Company’s mobile application and the investor will charge the Company a service fee. Please explain the terms and conditions associated with the cooperation agreement as well as the amount of the service fee.

The Company respectfully advises the Staff that pursuant to the cooperation agreement, the investor will promote the Company’s mobile application through mobile application stores and other platforms operated by the investor. The investor will charge the Company on a cost per download or cost per time basis, which reflects the fair value of the services. The total service fee payable under the agreement is RMB31.5 million (US$4.8 million).

Simpson Thacher & Bartlett

April 17, 2018

26.	We note that an investor has obtained a warrant to purchase 211,724 series B2 convertible redeemable preferred shares for consideration of US$5 million. We further note that your series B2 convertible redeemable preferred shares automatically convert into ordinary shares immediately upon the completion of this offering. Please revise your disclosures to clarify how the warrant is impacted by the change in capitalization upon the completion of the offering.

The Company respectfully advises the Staff that, as disclosed on page 139 of the Draft No. 2, while the investor has exercised a warrant to purchase 211,724 series B2 convertible redeemable preferred shares, the share transfer contemplated by the warrant has not yet been completed as of the date hereof, but is expected to be completed by the end of April 2018. The Company intends to further revise the number of series B2 convertible redeemable preferred shares issued and outstanding, the total number of outstanding convertible redeemable preferred shares and the number of ordinary shares into which convertible redeemable preferred shares will be converted upon the completion of the initial public offering in a subsequent submission after the share transfer contemplated by the warrant has been completed.

27.	Please explain when you anticipate the completion of the series B2 convertible redeemable preferred share issuance contemplated under the share purchase agreement.

The Company respectfully advises the Staff that the issuance of the series B2 convertible redeemable preferred shares contemplated under the share purchase agreement has been completed on March 12, 2018. The Company has revised the relevant disclosure in the Draft No. 2.

Item 7. Recent Sales of Unregistered Securities, page II-1

28.	We refer to your disclosure on page II-2. Please revise to name the persons or identify the class of persons to whom preferred shares were issued. Refer to Item 701 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages II-2 and II-3 of the Draft No. 2, and has made corresponding changes on pages 149 and 150 of the Draft No. 2.

Exhibit Index

29.	You state on page F-46 that one of your PRC entities entered into a cooperation agreement with a leading provider of Internet Value-added Services to promote your mobile application and the provider will charge you a service fee. Please file the cooperation agreement as an exhibit to the registration statement or tell us why it is not material. Refer to Item 601(b)(10) of Regulation S-K.

The Company respectfully advises the Staff that the Company believes it is not required to file the cooperation agreement as an exhibit to the registration statement. Item 601(b)(10)(ii) of Regulation S-K requires a registrant to file any contract to which “security holders named in the registration statement” are parties, “except where immaterial in amount or significance.” The cooperation is immaterial in both amount and significance. The total service fee payable under the agreement is RMB31.5 million (US$4.8 million), which amounts to approximately 6.4% of the Company’s sales and marketing expenses in 2017. In addition, the Company expands its user base primarily through word-of-mouth referrals by existing users. The Company does not expect the cooperation agreement to materially affect the Company’s user acquisition strategy.

Simpson Thacher & Bartlett

April 17, 2018

General

30.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment. The Company will in a separate submission provide copies to the Staff of any materials that the Company, or any person authorized by it, has used to present to investors or will use to present to investors in reliance on Section 5(d) of the Securities Act.

31.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations

The Company acknowledges the Staff’s comment and will supplementally provide the Staff with copies of the graphical materials or artwork it intends to use in the prospectus.

*        *        *         *        *

Simpson Thacher & Bartlett

April 17, 2018

If you have any question regarding the Draft Registration Statement, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or David Lee at +852-2514-7655 (work), +852-9036-9375 (mobile) or dlee@stblaw.com (email).

Very truly yours,

/s/ Chris K.H. Lin

Chris K.H. Lin

Enclosures

cc:	Eric Siliang Tan, Chairman

Lei Li, Director and Chief Executive Officer

Jingbo Wang, Chief Financial Officer

Qtech Ltd.

Daniel Fertig

David Lee

Simpson Thacher & Bartlett

Dan Ouyang

Jie Zhu

Wilson Sonsini Goodrich & Rosati

Sean Fu

PricewaterhouseCoopers Zhong Tian LLP